

Ryan Gregersen · 3rd

Chief Information Officer at LFG Nexus

Marietta, Georgia, United States · Contact info

500+ connections

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Tech Mahindra

Georgia State University Perimeter College

Experience

Systems Architect - Virtualiztion Operations Manager

Tech Mahindra

Jul 2017 – Present · 3 yrs 11 mos

Alpharetta, GA

Currently working for Tech Mahindra as the Global Virtualization Manager for GE Run Operations.

Chief Information Officer

LFG Nexus · Self-employed

Nov 2019 – Present · 1 yr 7 mos

Marietta, Georgia

Chief Information Office for LFG Nexus
- Coordination of all Information Technologies and Development Needs

Systems Engineering Consulant

5Q Partners

Jan 2017 – Jul 2017 · 7 mos

Norcross, GA

Senior System Engineer (AVP)

Community & Southern Bank

Jan 2015 – Sep 2016 · 1 yr 9 mos

3333 Riverwood Parkway

• IT Manager responsible for the Merger of the banks on the being acquired side. Responsible for all daily operations overseeing a complete IT staff until conversion
• Principle Engineer and Project Manager for CSB Office 365 / Exchange Server Hybrid Migration including SharePoint. ...see more

Senior Systems Engineer

Fiserv

Oct 2012 – Dec 2014 · 2 yrs 3 mos

Norcross, GA

• Senior Systems Engineer of ASP Hosting Operations
• Production and Beta Environment Engineer with concentrations on Microsoft Windows Server 2008 Design & Administration, Hyper-V Design and Administration, App-V Design and Administration ...see more

Show 5 more experiences

Education

Georgia State University Perimeter College
Management of Information Systems
1996 – 1997

Kennesaw State University
1993 – 1995

Licenses & certifications

20346 - Manageing Office 365 Identities and Services
Directions Training
Issued Aug 2015 · No Expiration Date

Cisco UCS Test Drive for Technical Decision Makers
Firefly Education
Issued Apr 2015 · No Expiration Date
Credential ID 295952

ITIL® Foundation
Peoplecert
Issued Feb 2013 · No Expiration Date
Credential ID GR750047713RG